December 23, 2008
VIA EDGAR
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Pamela Long

Re:	GreenHunter Energy, Inc.
Request for Acceleration of Amendment No. 1
to Registration Statement on Form S-3
Registration No. 333-155324
Dear Ms. Long:
          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GreenHunter Energy, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4/A (File No. 333-155324) to 4:00pm CST on Monday, December 29, 2008, or as soon as possible thereafter.
          In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Thank you for your assistance.

Very truly yours,
By:	/s/ Morgan F. Johnston
Morgan F. Johnston
General Counsel